NOBLE STORY CO. LLC #1

REGULATION CF OFFERING OF
SERIES B PREFERRED UNITS
TERM SHEET

This Term Sheet ("**Term Sheet**") summarizes the principal terms of a proposed Regulation CF offering (the "**Offering**") of Series B Preferred Units (the "**Preferred Units**") of Noble Story Co. LLC #1, a Michigan limited liability company.

Issuer:	Noble Story Co. LLC #1, a Michigan limited liability company (the "**Company**").
Purchasers:	One or more investors who may be accredited or non-accredited (the "**Purchasers**").
Current Ownership	The Company is currently 83% owned by 2A Entertainment, LLC, who is the sole member of the board of managers of the Company (the "**Managing Member**").
Portal:	Wefunder Portal LLC is a funding portal member of FINRA and a subsidiary of Wefunder, Inc. and is hosting the Offering on its website at www.wefunder.com.
Securities Offered and Purchase Price:	The Company is offering a minimum of 16,639 Preferred Units ($50,002.12) (the "**Target Amount**") and up to a maximum of 323,793 Preferred Units ($1,069,997.68) for $3.34 per Preferred Unit. Provided, however, the first $99,998.22 of Preferred Units are available for purchase at a lower purchase price that is based upon a valuation of $9,014,950 or $3.01 per Preferred Unit (the "**Early Bird Discount**"). The Company desires to raise up to $1,069,997.68 in this Offering. If all of the securities offered are sold, the Purchasers' Preferred Units will represent, in the aggregate, a 9.76% membership interest in the Company giving the Company a pre-money valuation of $10,003,300 and a post-money valuation of $11,073,297.68.
Capitalization:	As of the date of this Term Sheet the Company has 2,500,000 Common Units and no P Units (non voting profits interests) outstanding, and a total of 495,000 Series A Preferred Units outstanding. The Company does not have outstanding any derivative securities that are convertible, exchangeable or exercisable for Common Units.
Target Amount	No closing of the Offering may occur until the Company has valid subscription funds in escrow in an amount equal to at least the Target Amount.

Anticipated Proceeds: The anticipated maximum gross proceeds of the Offering are One Million, Sixty Nine Thousand, Nine Hundred and Ninety Seven Dollars and Sixty Eight Cents ($1,069,997.68). The proceeds of the Offering, net of expenses, will be utilized as described in the Offering Statement filed with the Securities and Exchange Commission relating to the Offering and made available through Wefunder.com, the website maintained by the Portal for the Offering.

Preferred Units: Following is a summary of the terms of the Preferred Units:

- Each Preferred Unit being issued in this Offering has a stated value per Preferred Unit of $3.34 (the "**Preferred Value**").

- If the Company is profitable, then may make tax distributions to its members to provide liquidity for the payment of taxes arising from allocations of profits to members to the extent of the tax payment obligation at the highest applicable marginal tax rate with such tax distributions reducing dollar for dollar distributions subsequently payable to the members as provided for below.

- Distributions will be paid to the holders of Series A Preferred Units first until such holders receive the return of 115% of their original investment. Distributions will then be paid to holders of Preferred Units until such holders receive the return of 110% of their original investment (the "**Preferred Return**"). Thereafter, all members of the Company, including holders of the Preferred Units will receive distributions on a pro rata basis based upon their percentage ownership interest in the Company.

- The Company cannot make any distributions to the holders of Common Units or P Units (other than tax distributions) until the Preferred Value and Preferred Return on the Preferred Units have been paid in full.

- Any and all Dividends and other distributions (other than tax distributions, which shall be mandatory) shall be made as and when declared by the Board (as defined below) in its sole and absolute discretion from the after-tax profits of the Company, if any.

- The Preferred Units are not redeemable.

- The Preferred Units do not have any voting rights, except that the consent of the holders of the Preferred Units voting as a single class is required to approve any amendment to the Company's operating agreement, certificate of designation or articles of organization that materially adversely affects

the rights of the holders of the Preferred Units. Notwithstanding the foregoing, the Managing Member may create other series of Units that are senior to, or on parity with, the Preferred Units without the need to obtain the consent of the holders of the Preferred Units.

- The Company has the right to cause the conversion of the Company from a limited liability company to a corporation in which case the holders of the Preferred Units (if they have not converted to common units) will receive preferred stock of the new corporation that has rights substantially equivalent to the rights associated with the Preferred Units.

SPV: Wefunder will establish one or more special purpose vehicles that are limited liability companies or series of a series limited liability company (each an "**SPV**") that will become the record owner of the Series B Preferred Units acquired by Purchasers in the Offering. This means that Purchasers do not actually possess the Series B Preferred Units. Instead, the SPV holds it on the Purchaser's behalf. In addition, all voting rights, if any, are held by the SPV and not by the Purchasers. The SPV must vote as directed by the Lead Investor. The Lead Investor has vetted the startup and decided to invest on the same terms as those offered to Purchasers. The Lead Investor directs the voting power of all Series b Preferred Units sold in the Offering.

Transfer Restrictions: The Preferred Units are subject to significant restrictions on transfer. Except for certain permitted transfers (e.g., transfers to family members), any transfer of the Preferred Units requires the consent of the Board of Managers of the Company which may be given or withheld in the sole discretion of the Board. Furthermore, once consent of the Board is given, any transfer would also be subject to a right of first refusal in favor of the Company.

Management: The overall management and control of the business and administrative affairs of the Company is vested in a Board of Managers (the "**Board**") consisting currently of one manager, 2A Entertainment, LLC.

Risks: An investment in the Company is highly speculative and subject to several risks, including, without limitation, the risk factors disclosed in the Form C for this offering that was filed with the SEC and available on the Company's offering page on the wefunder.com website maintained by the Portal.

Closing Conditions The closing shall be subject to customary closing conditions.

Documentation: The definitive documentation will principally consist of a Subscription Agreement and the Operating Agreement.

Governing Law:	Michigan